EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	April 1, 2014

Seabridge Gold Files Technical Report on Deep Kerr Deposit

515 million tonnes of inferred resources average 0.53% copper, 0.36 g/T gold

Toronto, Canada… Seabridge Gold announced today that it has filed at www.sedar.com a National Instrument 43-101 compliant technical report on the independent mineral resource estimate for the recently discovered Deep Kerr Deposit at its 100%-owned KSM Project in northwestern British Columbia, Canada. The report confirms an inferred resource of 515 million tonnes grading 0.53% copper and 0.36 g/T gold (5.9 million ounces of gold and 6.1 billion pounds of copper).

Seabridge Chairman and CEO Rudi Fronk noted that Deep Kerr has the size and grade of a world class deposit. “We have a high degree of confidence that, with further work, Deep Kerr can mature into an outstanding opportunity for a large, high margin operation attractive to major mining companies. The resource model is based on a set of realistic economic assumptions derived from the operating experience for similar deposits now in production. Our work indicates that Deep Kerr is very well situated for low cost, efficient underground block cave mining.”

Mr. Fronk also noted that Deep Kerr is wide open to the north and down dip, supporting the potential for substantial increases in both the size and grade of the mineralized envelope. “We think the best is yet to come. Deep Kerr has excellent continuity of grade vertically and laterally within the deposit, which is helpful for mine planning and lower costs, but there is also a strong apparent improvement in thickness and grade to the north, which was the site of the last holes drilled in our 2013 program.”

For a full review of resource estimating procedures for Deep Kerr please see the Technical Report filed on Sedar or the new release dated February 18, 2014.

To indicate the potential significance of Deep Kerr, Seabridge prepared the following table of proven and probable reserves reported by major producing copper-gold projects around the world. This data has been assembled from the latest available public disclosures by these companies:

Project	Owner	Location	Tonnes (millions)	Copper Grade (%)	Gold Grade (g/T)
Batu Hiju	Newmont	Indonesia	439	0.40	0.28
Bingham Canyon	Rio Tinto	United States	704	0.49	0.20
Cadia East	Newcrest Mining	Australia	1,600	0.29	0.49
Grasberg	Freeport	Indonesia	488	0.93	0.88
Oyu Tolgoi	Rio Tinto	Mongolia	1,040	0.46	0.31

The Deep Kerr resource estimate was prepared by Resource Modeling Inc. under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by NI-43-101. Mr. Lechner is a highly-regarded expert in his field and frequently undertakes independent resource estimates for major mining companies. Mr. Lechner has reviewed and approved this news release. Exploration activities by Seabridge at the KSM Project have been conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol was employed during the 2013 program including blank and reference standards, in addition all copper assays that exceeded 0.25% Cu were re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the samples. Samples were assayed at ALS Chemex Laboratory, Vancouver, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Seabridge notes that inferred mineral resources have a high degree of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral resources; (ii) the economic assumptions regarding production costs of block cave mining that were usedbeing realistic; (iii) the Deep Kerr deposit being able to mature into an outstanding opportunity for a large, high margin operation attractive to major mining companies;  (iv) the potential for substantial increases in the size and grade of the mineralized envelope; and (v) the best being yet to come. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2012 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

                                                                                             ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and C.E.O.

        For further information please contact:
        Rudi P. Fronk, Chairman and C.E.O.
        Tel: (416) 367-9292   •  Fax: (416) 367-2711
        Email:  info@seabridgegold.net